[Dechert Letterhead]

February 28, 2018

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Russell Investment Company

File Nos. 002-71299 and 811-3153

Dear Sir or Madam:

Transmitted herewith for filing on behalf of Russell Investment Company (the “Trust”), pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), is one copy, including exhibits, of Post-Effective Amendment No. 242 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment contains three prospectuses and three statements of additional information relating to 34 series of the Trust.

Pursuant to Rule 485(b), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective on March 1, 2018. No fees are required in connection with this filing.

The undersigned hereby represents that the Amendment meets all of the requirements for effectiveness pursuant to Rule 485(b) under the 1933 Act. Please contact me at (415) 262-4518 or John V. O’Hanlon at (617) 728-7111 with any comments or questions concerning this Amendment.

Very truly yours,

/s/ Kirsten S. Linder
Kirsten S. Linder

cc:	John V. O’Hanlon, Esq.

        Mary Beth Rhoden Albaneze, Esq.